SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

18 May 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 18 May 2007

* Print the name and title of the signing officer under his signature.

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 18 May 2007

ANZ completes investment in Malaysia’s AMMB

ANZ today reached effective completion for its investment in AMMB Holdings Berhad (AMMB) resulting in ANZ acquiring a direct interest of 19.1% in AMMB and paving the way, subject to regulatory approval, for ANZ to increase this stake to 24.95% following conversion of Exchangeable Bonds.

ANZ Senior Managing Director, Dr Bob Edgar said: “We are delighted we have finalised our investment.  The partnership with AMMB provides a strong foundation for advancing AMMB’s strategy to be one of Malaysia’s premier consumer and business focused banks.”

Dr Edgar and ANZ Chief Risk Officer, Mr Peter Hodgson will join the Board of AMMB Holdings, subject to regulatory approvals.

AMMB has also approved the appointment of three ANZ nominees to key executive roles.  Mr Anthony Healy will join AMMB as Deputy Group Managing Director from his role as Head of Business Banking New South Wales; Mr Ashok Ramamurthy will join as Chief Financial Officer from his role as Director, Operations and Shared Services, Personal Division; and Mr Andrew Kerr will join as Chief Risk Officer having previously held senior risk roles in ANZ’s Institutional Division.

Commenting on the completion of the investment, Dr Edgar said: “ANZ’s capital injection significantly strengthens AMMB’s financial position and creates a strong platform for profitable growth.  With the Malaysian economy performing well, the opportunity exists for the partnership to leverage AMMB’s large customer franchise and local expertise with ANZ’s capabilities in consumer and business banking, and risk management to create new momentum in AMMB.

“AMMB is our most significant investment in Asia and it forms part of our strategy to develop a portfolio of financial services partnerships in the region.  In addition to Malaysia, this portfolio now includes investments in China, Indonesia, Malaysia, the Philippines, Cambodia and Vietnam.  We will continue to add new partnerships over time,” Dr Edgar said.

AMMB is Malaysia’s fifth largest financial institution with total assets of US$19.9 billion and more than 2.5 million retail customers.  Malaysia has a population of 25 million people and is Asia’s fifth fastest growing economy with GDP growth almost double that of Australia.

For media enquiries, contact:

Mairi Barton

Senior Manager Media Relations

Tel: 03-9273 6990 or 0409-655 551

Email: bartonm4@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522